Exhibit 99.3

Press Release

Sanofi launches 2023 global Employee Stock Purchase Plan

Paris, June 1 2023. Sanofi launches Action 2023, its global employee shareholder plan, open to around 86,000 employees in 56 countries. The program builds on plans carried out since 2013 and demonstrates the ongoing commitment of Sanofi and its Board of Directors to involve all employees, across all its territories, in the future development and results of the company.

Paul Hudson

Chief Executive Officer of Sanofi

“This plan represents our desire to unite employees around a collective company performance, enabling them to feel truly invested in our growth story. Together with the Board of Directors, we believe the year over year increase in the plan’s participation clearly shows the commitment of our employees to the long-term success of Sanofi and our ambition to transform the practice of medicine.”

Starting June 5th , the shares will be offered at a subscription price of 79,58€, which is equal to a 20% discount on the average of the 20 opening prices of Sanofi shares from May 3 to May 30th, 2023. For every five shares subscribed, employees will be able to receive one free matching share (up to a maximum of four matching shares per employee). Each employee will be able to purchase up to 1,500 Sanofi shares within the legal limit of a maximum payment amount that does not exceed 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes (Group Savings Plan and/or Group Retirement Savings Plan) during the year 2023.

In 2022, the employee share ownership plan was open to over 85,000 employees in 59 countries with a growing overall uptake rate of 38.5% (vs 37.5% in 2021). More than 32,800 Sanofi employees chose to invest in the company. Today, nearly 75,000 current or former employees of the company are shareholders of Sanofi, and hold approximately 2%1 of its capital.

Detailed conditions

An eligibility condition of three months employment by the closing date of the offer period will apply. Eligible staff will be able to subscribe shares 5th June 2023 (inclusive) to 23rd June 2023 (inclusive). The issue is expected to be completed and the delivery of the securities carried out by the end of July 2023.

The maximum number of Sanofi shares that may be issued under this offer is 10,580,415 shares (corresponding to a maximum capital increase of €21,160,831 at nominal value, being 1% of share capital less the amount of the capital increase carried out on July 26th, 2022)

The new shares, including the matching shares (the “Shares”), will be subscribed (or delivered) either directly or through the intermediary of employee mutual funds (“FCPE”), depending on the regulations and/or tax regime applicable in the various countries of residence of those eligible for the capital increase.

The Shares will be fully fungible with the existing ordinary shares comprising the share capital of Sanofi and will acquire dividend rights as from 1 January 2023.

The voting rights attached to the subscribed Shares will be exercised directly by the employees.

Those taking up this offer will be required to hold the Shares or the corresponding FCPE units for a period of approximately five years, i.e. until 31 May 2028, except upon the occurrence of an early release event provided for under Article R. 3324-22 of the French Labour Code and authorized in the subscriber’s country.

Admission of the Shares to trading on the Euronext Paris market (ISIN Code: FR0000120578 ) on the same line as the existing shares will be requested as soon as possible after the completion of the capital increase.

This press release does not constitute an offer to sell or a solicitation to buy Sanofi shares. The offer of Sanofi shares reserved for employees will only be made in countries where such an offer has been registered with or notified to the competent local authorities and/or following the approval of a prospectus by the competent local authorities, or in consideration of an exemption from the requirement to prepare a prospectus or to register or notify of the offer, where such procedure is required.

More generally, the offer will only be made in countries where all required registration and/or notification procedures have been carried out, approvals obtained, and procedures for consulting or informing employee representatives followed.

[1]	Via employee Savings plan (PEG) and shares held directly by present employees

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Internal

This press release is not intended for and should not be copied to or distributed in countries where such a prospectus has not been approved or such exemption is not available or where all necessary registration, notification, consultation and/or information procedures have not been completed or authorisations obtained. This relates in particular to Japan, Morocco, Tunisia and the Philippines, where to date formalities are still pending with the authorities but could also relate to other countries.

This press release is prepared in accordance with the exemption from publication of a prospectus under Article 1 4°i) and 5°h) of the Prospectus Regulation (EU) 2017/1129. It constitutes the document required to meet the conditions for exemption from publication of a prospectus as defined by the Prospectus Regulation.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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